Exhibit 31

                    GREAT WESTERN FINANCIAL CORPORATION



Dear Great Western Stockholder:

Please accept our thanks for sending in the GOLD proxy card supporting your Board's recommendations on the Annual Meeting proposals. However, according to our latest records, we have not also received your GREEN proxy card regarding the Washington Mutual merger vote at the June 13th Special Meeting. Your support on BOTH proxy cards is important for the prompt completion of the strategic merger with Washington Mutual, which your Board believes is in your best interests.

SINCE TIME IS OF THE ESSENCE, WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED GREEN PROXY CARD TODAY.

If you have any questions or need assistance in voting your shares, please call Georgeson & Company Inc., our solicitor, at 1-800-223-2064.

Once again, we greatly appreciate your support.

Sincerely,



GREAT WESTERN FINANCIAL CORPORATION